Exhibit 99.2

Homeinns Hotel Group Announces Share Repurchase Program

Shanghai, March 11, 2015 — Homeinns Hotel Group (NASDAQ: HMIN) (“Homeinns” or the “Company”), a leading economy hotel chain in China, today announced that its Board of Directors has approved a share repurchase program of up to $35 million, effective for one year from March 11, 2015.

Under the program, the Company is authorized to repurchase up to $35 million worth of outstanding American depositary shares (“ADSs”) and ordinary shares of the Company from time to time depending on market conditions and other factors and in accordance with relevant rules under United States securities regulations. The repurchase program does not obligate Homeinns to make repurchases at any specific time. Homeinns’ Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. The share repurchase program will be funded by the Company’s available cash balance.

Mr. David Sun, the Company’s chief executive officer, commented: “This share repurchase program reflects our confidence in the value of our company, and in the long-term prospects for both our business and the travel and lodging industry in China. We also view this as the beginning of our effort to return cash to shareholders, as we transition to a brand franchising and hotel management company with strong free cash flow generating capability. We believe that the share repurchase program is in the best interest of our shareholders.”

About Homeinns Hotel Group

Homeinns Hotel Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Homeinn as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Homeinns Hotel Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Homeinns Hotel Group’s ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Homeinns Hotel Group, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brands; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor does it purport to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

For investor and media inquiries, please contact:

Ethan Ruan
Homeinns Hotel Group
Tel: +86-21-3337-3333*3872
Email: zjruan@homeinns.com

Cara O’Brien
FTI Consulting
Tel: + 852-3768-4537
Email: cara.obrien@fticonsulting.com